UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

LINUX GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation or organization)	n/a (IRS Employer Identification No.)

1103-11871 Horseshoe Way, Richmond, BC Canada (Address of principal executive offices)	V7A 5H5 (Zip Code)

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Linux Gold Corp. Registration Statement on Form F-2 (Registration No. 333-122413)

Ladies and Gentlemen:

     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Linux Gold Corp., a British Columbia corporation (“Linux”), hereby requests that the Registration Statement on Form F-2, including all exhibits thereto (Registration No. 333-122413) (the “Registration Statement”), relating to Linux’s common stock, no par value (the “Common Stock”), be withdrawn, effective immediately. Linux has determined that it is not in its best interests to proceed with the registration of the Common Stock at this time. The Registration Statement has not been declared effective, and no offers or sales have been made or will be made under the Registration Statement.

     Linux also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Linux’s account for future use.

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (604) 278-5996.

Dated: March 11, 2005	LINUX GOLD CORP.

	By:	/s/ John Robertson
John Robertson
President